Berkley Resources Inc.
(the "Company")

Request for Annual & Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Company, if they so request. If you wish to receive such mailings, then please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

The undersigned shareholder hereby elects to receive:

☐	Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A;

and/or

☐	Annual Financial Statements for the fiscal year ended December 31, 2006 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a: ☐ Registered shareholder OR ☐ Beneficial shareholder of the Company
Name (Please Print)

Address

Signature

Date

ISIN/CUSIP NO.: CA0844961080/084496108